Exhibit 99.2

THE CLOROX COMPANY
RECONCILIATION OF ECONOMIC PROFIT (UNAUDITED) (1)

Dollars in millions	FY24	FY23	FY22
Earnings before income taxes	$398	$238	$607
Add back:
Certain U.S. GAAP items (2)	580	605	61
Interest expense	90	90	106
Earnings before income taxes, certain U.S. GAAP items and interest expense	1,068	933	774
Less:
Income taxes on earnings before income taxes, certain U.S. GAAP items and interest expense (3)	215	220	174
Adjusted after tax profit	853	713	600
Less: After tax profit attributable to noncontrolling interests	12	12	9
Adjusted after tax profit attributable to Clorox	841	701	591
Average capital employed (4)	2,978	3,383	3,428
Less: Capital charge (5)	268	304	309
Economic profit (1) (Adjusted after tax profit attributable to Clorox less capital charge)	$573	$397	$282

(1) Economic profit (EP) is defined by the Company as earnings before income taxes, excluding certain U.S. GAAP items (such as the pension settlement charge, incremental costs, net of insurance recoveries, related to the cyberattack, asset impairments, charges related to implementation of the streamlined operating model, charges related to digital capabilities and productivity enhancements investment, significant losses/(gains) related to acquisitions / divestitures and other nonrecurring or unusual items impacting comparability) and interest expense; less income taxes (calculated based on the Company’s effective tax rate excluding the identified U.S. GAAP items), and less after tax profit attributable to noncontrolling interests, and less a capital charge (calculated as average capital employed multiplied by a cost of capital rate). EP is a key financial metric that the Company’s management uses to evaluate business performance and allocate resources, and is a component in determining employee incentive compensation. The Company’s management believes EP provides additional perspective to investors about financial returns generated by the business and represents profit generated over and above the cost of capital used by the business to generate that profit.
(2) Certain U.S. GAAP items include the loss on divestiture, the pension settlement charge, incremental costs, net of insurance recoveries, related to the cyberattack, incremental operating expenses related to the implementation of the Company’s digital capabilities and productivity enhancements investment, restructuring and related costs related to implementation of the streamlined operating model and noncash impairment charges related to the Vitamins, Minerals and Supplements (VMS) business. Refer to "Management's Discussion and Analysis: Summary of Non-GAAP Financial Measures" in Exhibit 99.1 for detail on the U.S. GAAP charges.
(3) The tax rate applied is the effective tax rate before the identified U.S. GAAP items and was 20.1%, 23.6% and 22.5% in fiscal years 2024, 2023, and 2022, respectively. The difference between the fiscal year 2024 effective tax rate on earnings of 26.5% is due to the tax rate impact of the FY24 divestiture of the Argentina business, the pension settlement charge, incremental operating expenses recorded related to the implementation of the Company's digital capabilities and productivity enhancements investment, incremental cyberattack costs, net of insurance recoveries, and costs related to the streamlined operating model of (8.6)%, 0.9%, 0.9%, 0.2%, and 0.2%, respectively. The difference between the fiscal year 2023 effective tax rate on earnings of 32.4% is due to the tax rate impact of the FY23 VMS impairment and incremental operating expenses recorded related to the implementation of the Company's digital capabilities and productivity enhancements investment of (8.9)% and 0.1%, respectively. The difference between the fiscal year 2022 effective tax rate on earnings of 22.4% is due to the tax rate impact of the incremental operating expenses recorded related to the implementation of the Company’s digital capabilities and productivity enhancements investment of 0.1%.
(4) Total capital employed represents total assets less non-interest bearing liabilities. Adjusted capital employed represents total capital employed adjusted to add back current year after tax U.S. GAAP items, as applicable, and deduct the current year after tax noncash, nonrecurring gain. Average capital employed is the average of adjusted capital employed for the current year and total capital employed for the prior year, based on year-end balances. See below for details of the average capital employed calculation.
(5) Capital charge represents average capital employed multiplied by a cost of capital, which was 9% for all fiscal years presented. The calculation of capital charge includes the impact of rounding numbers.

Exhibit 99.2

Dollars in millions	FY24	FY23	FY22
Total assets	$5,751	$5,945	$6,158
Less:
Accounts payable and accrued liabilities (6)	1,473	1,650	1,463
Current operating lease liabilities	84	87	78
Income taxes payable	—	121	—
Long-term operating lease liabilities	334	310	314
Other liabilities (6)	827	804	778
Deferred income taxes	22	28	66
Non-interest bearing liabilities	2,740	3,000	2,699
Total capital employed (4)	3,011	2,945	3,459
After tax certain U.S. GAAP items (2)	0	362	0
Adjusted capital employed (4)	$3,011	$3,307	$3,459
Average capital employed	$2,978	$3,383	$3,428

(6) Accounts payable and accrued liabilities and Other liabilities are adjusted to exclude interest-bearing liabilities.